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                                June 15, 2023

       Heng Fai Ambrose Chan
       Chairman and Chief Executive Officer
       Alset Capital Acquisition Corp.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: Alset Capital
Acquisition Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed May 23, 2023
                                                            File No. 333-267841

       Dear Heng Fai Ambrose Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2023 letter.

       Amendment No. 6 to Registration Statement on Form S-4

       Q: How much cash will be available to Alset following the closing of the Business
       Combination..., page 23

   1. We note your response to comments 1 and 7 that you do not currently have plans to effectuate a PIPE at
this time. Please revise the last paragraph of this section to reflect the redemptions made to
date and the fact that you do not plan to seek PIPE financing at this time. Here and in your
risk factors, address the fact that this may increase the risk that the post-combination
company is under-capitalized.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany
June       NameAlset Capital Acquisition Corp.
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
Material U.S. Federal Income Tax Considerations, page 132

2. We note your revised disclosure in response to comment 3 and reissue our comment. Per the terms of the Merger Agreement, it appears that the parties to the Business
         Combination intend the Business Combination to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and therefore as a tax-free transaction. If so, please provide an opinion regarding and description of the tax consequences of the
         Business Combination qualifying as a "reorganization," as well as related risk factor disclosure, in accordance with Section III(A)(1-2) of Staff Legal Bulletin No. 19.
         Otherwise, provide us with your legal analysis as to why you are not required to do so.
         Your analysis should refer to the requirements under Regulation S-K, as well as the guidance set forth in Staff Legal Bulletin No. 19.
Description of Securities of Alset, page 182

3. We note your revised disclosure on page 182 and Annex B that pursuant to the Proposed
         Charter, Alset   s authorized capital stock will consist of 56,000,000
shares, consisting of
         (a) 55,000,000 shares of common stock and (b) 1 share of preferred stock, and that such numbers to not sum to 56,000,000. On page 123, you disclose that the Proposed Charter will provide for 55,000,000 shares of common stock and 5,000,000 shares of preferred stock. We also note in your notice of meeting and on pages 8 and 41 where you unbundle the charter amendment proposals, you have deleted the sub-headings for the change in authorized common stock and preferred stock. Please revise to consistently present the correct number of authorized shares in the Proposed Charter and re-insert the sub-
         proposals for the change in authorized common stock and preferred stock. Tell us whether the Proposed Charter was renegotiated, and to the extent it was, update the Background of the Business Combination section accordingly.
General

4. Where you refer to "no redemption" scenarios throughout your filing, please revise to clarify whether such scenario assumes no additional redemptions to the redemptions made to date.
5. We note that you have removed all references to the PIPE in response to comments 1 and
         7. Please also remove references to "newly issued shares" on your cover page, Q&A section, and risk factors and update the ownership calculations accordingly.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany
June       NameAlset Capital Acquisition Corp.
     15, 2023
June 15,
Page 3 2023 Page 3
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Darrin M. Ocasio, Esq.